Exhibit 99.1

Royal Bank of Canada announces specific share repurchase programs as part of its normal course issuer bid

TORONTO, January 10, 2018 — Royal Bank of Canada (RBC) (“RY” on TSX and NYSE) today announced that it will repurchase shares under two specific share repurchase programs (the “Programs”). RBC will enter into two separate agreements (the “Agreements”) with third parties to repurchase common shares through daily purchases under each Program. The Programs will run sequentially between January 15, 2018 and January 31, 2018. Purchases under the first Program will commence on January 15, 2018 and will be subject to a maximum of 3,500,000 common shares. Purchases under the second Program will commence following completion of the first Program and will be subject to a maximum of 5,799,378 common shares. The Programs will form part of RBC’s Normal Course Issuer Bid for up to 30,000,000 common shares (the “NCIB”) announced on March 9, 2017.

Pursuant to the terms of the Agreements, and subject to the terms of the issuer bid exemption orders issued by the Ontario Securities Commission (the “Orders”), the third parties will purchase RBC’s common shares on Canadian markets for the purpose of enabling the third parties to fulfil their delivery obligations to RBC under the Agreements. The price that RBC will pay for any common shares purchased by it from the third parties under the Agreements will be negotiated by RBC and the third parties and will be at a discount to the prevailing market price of RBC’s common shares on the Canadian markets at the time of purchase. RBC currently intends to purchase the maximum of 9,299,378 common shares in aggregate under the Programs, however the number of common shares purchased pursuant to the Programs may be less than the maximum if, among other things, it is not possible to purchase common shares within the pricing parameters established prior to commencement of each Program, if trading is suspended, or as a result of market factors. In accordance with the terms of the Orders, immediately following the completion of each Program, RBC will issue a news release providing information regarding the purchases made pursuant to that Program including the number of common shares purchased and aggregate purchase price paid.

Pursuant to the terms of the Agreements and the Orders, all purchases made by the third parties or their agents on the TSX and other Canadian markets pursuant to the Programs will be made in accordance with the TSX rules applicable to the normal course issuer bid, subject to limited exceptions as provided in the Orders. RBC will acquire common shares from the third parties pursuant to the Agreements as part of the normal course issuer bid and such common shares will be cancelled upon purchase by RBC.

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Caution regarding forward-looking statements

Certain statements contained in this press release may be deemed to be forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the specific share repurchase programs forming part of Royal Bank of Canada’s normal course issuer bid. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our forward-looking statements, including statements about the specific share repurchase program forming part of the normal course issuer bid by Royal Bank of Canada, will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the risks sections of our 2017 Annual Report; including global uncertainty and volatility, elevated Canadian housing prices and household indebtedness, information technology and cyber risk, regulatory change, technological innovation and new entrants, global environmental policy and climate change, changes in consumer behaviour, the end of quantitative easing, the business and economic conditions in the geographic regions in which we operate, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency and environmental and social risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this press release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2017 Annual Report. Except as required by law, we do not undertake to update any forward-looking statement contained in this press release.

For further information, please contact:

Investor Contact:

Shirley Boudreau, Shareholder Relations, 416-955-7806

Asim Imran, Investor Relations, 416-955-7804

Media contact:

Ka Yan Ng, Communications, 416- 974-3058